THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES
      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. In the opinion of the Company, the accompanying unaudited Condensed Consolidated Financial Statements contain all adjustments necessary to present fairly the financial position of the Company as of March 31, 1994 and the results of operations for the three, six and twelve months ended March 31, 1994 and 1993, and cash flows for the six and twelve months ended March 31, 1994 and 1993. Certain reclassifications were made to conform prior period financial statements with the 1994 financial statement presentation.

     As permitted by the rules and regulations of the Securities and Exchange Commission, the Condensed Consolidated Financial Statements do not include all of the accounting information normally included with financial statements prepared in accordance with generally accepted accounting principles. Accordingly, the Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in the Company's 1993 Annual Report to Shareholders, incorporated by reference in PART II, Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1993.

2. The Company's business is influenced by seasonal weather conditions. Annual revenues are substantially realized during the heating season (November 1 to April 30) as a result of the large proportion of residential heating sales compared to total sales. Accordingly, results of operations are historically most favorable in the second quarter (three months ended March 31) of the Company's fiscal year, with results of operations being next most favorable in the first quarter, while results for the third quarter are marginally unprofitable, and losses are incurred in the fourth quarter.

     The Company's tariff contains a weather normalization adjustment that requires recovery from or refund to firm customers of shortfalls or excesses of firm net revenues during a heating season due to variations from normal weather, which is the basis for projecting base tariff revenue requirements. Also, results of operations are affected by the timing and comparative amounts of base tariff rate changes. Therefore, the interim Condensed Consolidated Statement of Income should not be taken as a prediction for any future period.

3.   The Company adopted Statement of Financial Accounting
     Standards (SFAS) No. 109, "Accounting for Income Taxes," on
     October 1, 1993. As a result of adopting this statement, deferred tax balances increased by approximately $76.6 million with no effect on net income.

     The Company also adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," on October 1, 1993. Its adoption has not had a material effect on consolidated net income because the Company had begun to accrue and fund a portion of the cost of such benefits and, as a result, utility rates in fiscal 1994 reflect full recovery of the estimated annual SFAS-106 costs.

4.   Investments in Energy Services

     (a)  Iroquois Pipeline

     A Company subsidiary, North East Transmission Co., Inc. (NETCO), owns an 11.4% interest in Iroquois Gas Transmission System, L.P. (Iroquois), a 370-mile pipeline which transports gas from Canada to the Northeast. The subsidiary's investment in Iroquois was $19.6 million at March 31, 1994.

     In 1992, Iroquois was informed by the U.S. Attorney's Offices of various districts of New York of alleged violations of the U.S. Army Corps of Engineers permit, a related State Water Quality Certification and/or the Federal Clean Water Act. Civil penalties could be imposed if such alleged violations are shown to have occurred. No proceedings in connection with this matter have been commenced. In 1992, a criminal investigation of Iroquois was initiated and is being conducted by Federal authorities pertaining to various matters related to the construction of the pipeline. To date no criminal charges have been filed and the Assistant U.S. Attorney in charge of the investigation has stated that he is not yet ready to meet with Iroquois' attorneys to discuss the specifics of this matter.

     Iroquois has publicly stated it believes that the pipeline construction and right-of-way activities were conducted in a legal and responsible manner, that its environmental program complied with applicable standards, and that at the conclusion of the aforementioned federal investigation it expects the government will reach the same conclusion. Based on information currently available, the Company does not believe that the ultimate resolution of these matters will have a material effect on the Company's consolidated financial position.

     (b)  Star Gas Corporation

     A Company subsidiary, Star Energy Inc., liquidated its investment in a propane company in December, 1993. As of September 1993, the Company had recorded an impairment charge of $11.5 million after Federal income taxes, which was sufficient to reflect the anticipated effect of this liquidation.

     (c)  Cogeneration Project Commitments

     A Company subsidiary, through affiliates, owns a 50% partnership interest, or approximately $38.4 million, as of March 31, 1994, in a project to construct and operate a 100-megawatt cogeneration plant at John F. Kennedy International Airport in Queens, N.Y. The estimated cost of the project is approximately $290 million, of which $175 million is being financed by proceeds of bonds issued by the Port Authority of New York and New Jersey and guaranteed by an international banking group. Construction of the project is scheduled for completion in late summer of 1994.

     In addition, a similar project to construct, own, and operate a 40-megawatt cogeneration plant at the State University of New York at Stony Brook, N.Y. is under construction. The financing is being provided through $79 million of tax-exempt Suffolk County Industrial Development Revenue Bonds and is guaranteed by a letter of credit issued by Toronto Dominion Bank. Commercial operation is scheduled for the first quarter of 1995. Another Company subsidiary, through affiliates, owns a 50% partnership interest in the project, estimated to cost $97.6 million, of which $9.3 million would be funded by the subsidiary as its share of the project.

5.   Former Coal Gasification and Storage Plant Sites

     The Company is subject to various Federal, state and local laws and regulations relating to the environment. The Company may become a potentially responsible party under relevant environmental laws, which may mandate clean-up of certain former gas manufacturing plants and other sites that the Company, or its predecessors, currently operates or operated in the past at properties currently or formerly owned by the Company or its predecessors. Although potential clean-up costs may be material, the Company cannot at this time determine its cost for any of these sites if clean-up is ever required.

     The Company deferred $4.1 million related to environmental matters pursuant to a July 1993 Company filing and petition with the Public Service Commission, which requested approval of deferred accounting treatment for environmental site assessment and response expenses related to former coal gasification and storage plant sites. The Company believes, based on prior PSC precedents and proceedings with respect to similar expenses, that these costs will be recovered in rates. Recovery of these expenses is addressed as part of the general rate increase filing, which the Company submitted to the PSC in November 1993.

         THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Operating Results

The following is a summary of items affecting comparative earnings and a discussion of the material changes in revenue and expenses during the following periods.

(1)  Three Months ended March 31, 1994 vs. Three Months ended March
     31, 1993.

(2)  Six Months ended March 31, 1994 vs. Six Months ended March 31,
     1993.

(3)  Twelve Months ended March 31, 1994 vs. Twelve Months ended
     March 31, 1993.

Consolidated income available for common stock for the three months ended March 31, 1994 was $73.5 million, or $1.57 cents per share, compared to $71.7 million, or $1.63 cents per share, for the same period last year. Earnings for the six months ended March 31, 1994 were $115.5 million, or $2.48 per share, compared to $112.2 million, or $2.56 per share, in the six months ended March 31, 1993. The increase in income reflects continued growth in utility gas heating sales and growth in domestic gas production from recent acquisitions by the Company's gas exploration and production subsidiary. The effect on utility earnings of variations in revenues due to colder- or warmer-than-normal weather, based upon degree days, is largely offset by the weather normalization adjustment included in the Company's tariff. However, utility earnings reflect higher operating expenses resulting from the cold weather in the second quarter, which was 11.4% colder than normal and 11.8% colder than the second quarter of last year.

Earnings for the twelve months ended March 31, 1994 were $79.6 million, or $1.75 per share, compared to $76.5 million, or $1.76 per share, for the twelve months ended March 31, 1993. Earnings for the current period primarily reflect higher income from exploration and production operations and from energy-related investments in gas cogeneration and pipeline projects. In addition, a gain of $12.5 million after Federal income taxes from the sale of an investment in a Canadian gas company was more than sufficient to offset a loss from the liquidation of a subsidiary's investment in propane operations, which have been fully divested.

The decline in earnings per share in all periods reflects the higher number of shares outstanding.

Firm sales in the quarter ended March 31, 1994 were 61,679 MDTH, compared to 57,283 MDTH in the quarter ended March 31, 1993. Normalized for weather, firm sales continued to reflect growth in large-volume markets, especially apartment buildings, where gas service is provided under a volume-discount rate. Firm sales of 101,253 MDTH for the six months ended March 31, 1994 represent an increase of 4.6% over the same period of last year. Weather in the first six months of fiscal 1994 was 4.9% colder than the corresponding period last year. Firm sales of 133,467 MDTH for the twelve months ended March 31, 1994 increased 1.8% compared to sales in the corresponding period last year.

Net revenues (utility operating revenues less cost of gas of utility sales) increased $21.1 million, $32.6 million and $46.9 million in the three, six and twelve months ended March 31, 1994, respectively. The increases generally reflect gas sales growth, primarily due to conversions to gas from oil for heating and the 2.7% annual revenue increase which became effective in October 1993.

Increases in gas production and other revenues were primarily related to higher production volumes, especially from recently acquired properties in the Arkoma Basin and East Texas.

Increases in operation expense were due to higher labor and related costs. Maintenance expense includes costs related to city and state construction projects. Such costs are partially reimbursed by the city. Moreover, operation and maintenance expense in all periods ending March 31, 1994 reflects the effects of the severely cold weather.

Depreciation and depletion expenses generally reflect charges related to utility property additions and increased production from gas exploration and production operations.

General taxes principally include state and local taxes on utility revenues and property. Taxes for the three, six and twelve months ended March 31, 1994 have increased as compared to the corresponding periods last year. The increase is primarily attributable to an increase in utility revenues reflecting higher sales volume and tariff rates.

Federal income tax expense in the three, six and twelve months ended March 31, 1994 reflects changes in pre-tax income and an increase in Federal income tax rates from 34% to 35%.

Interest charges on long-term debt in the three, six and twelve months ended March 31, 1994 reflect higher levels of long-term debt.

Dividends on preferred stock reflect reductions in preferred stock outstanding due to sinking fund redemptions. Moreover, three series of preferred stock were called on April 1, 1992 at optional redemption prices plus accrued dividends. Premiums on reacquired preferred stock are being amortized in accordance with a PSC order.

Financial Condition

Cash provided by operating activities, which reflects seasonal weather variations, continues to be strong and is the principal source for financing capital expenditures. Increased cash flows in periods ending March 31, 1994 reflect, in part, recovery of take-or-pay and GAC costs previously deferred. Capital expenditures for fiscal 1994 are estimated to be approximately $217 million, including $100 million related to subsidiaries principally for gas exploration and development. In fiscal 1995, consolidated capital expenditures are estimated to be approximately $175 million.

The Company currently has bank lines of credit of $65 million, which secure the issuance of commercial paper. The lines can be increased to $160 million by December 31, 1994. Related borrowings are primarily used to finance seasonal working capital requirements and capital expenditures. In addition, subsidiaries have lines of credit of $71 million, which for the most part support borrowings under revolving loan agreements.

In the twelve months ended March 1994, the Company converted $105 million variable rate gas facilities revenue bonds to fixed rate bonds and also realized substantial savings by refunding $75 million of 9 1/8% Gas Facilities Revenue Bonds with 6.368% refunding bonds.

At March 31, 1994, the consolidated annualized cost of long-term debt reflecting all refinancings was 6.95%. All utility debt is tax-exempt. The Company expects to be able to issue additional tax-exempt debt in either fixed or variable rate form in the future.

In September 1993, the PSC approved a revenue increase of $31.3 million, including $3.0 million of deferred credits, to become effective in fiscal 1994, the final year of a three-year rate settlement.

In November 1993, the Company filed a comprehensive, three-year rate settlement proposal which includes a request for a rate increase of $26.8 million, or 2.1%, applicable to fiscal 1995. The Company has entered into settlement negotiations regarding key issues with the Staff of the Public Service Commission and other intervenors. The Company believes that these negotiations will result in a satisfactory three-year settlement agreement. Any agreement would require the approval of an administrative law judge. A final decision by the Commission is expected in October 1994.

            REVIEW BY INDEPENDENT PUBLIC ACCOUNTANTS
Arthur Andersen & Co. has performed reviews in accordance with standards established by the American Institute of Certified Public Accountants of the Condensed Consolidated Financial Statements for the periods set forth in their report shown on page 12.

            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Brooklyn Union Gas Company:


We have reviewed the accompanying condensed consolidated balance sheet of The Brooklyn Union Gas Company (a New York corporation) and subsidiaries as of March 31, 1994 and the related condensed consolidated statements of income for the three, six and twelve month periods ended March 31, 1994 and 1993, and the condensed consolidated statement of cash flows for the six and twelve month periods ended March 31, 1994 and 1993. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to the financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet and consolidated statement of capitalization of The Brooklyn Union Gas Company and subsidiaries as of September 30, 1993, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein) and, in our report dated October 26, 1993, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of September 30, 1993 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.



                                   ARTHUR ANDERSEN & CO.


New York, New York
April 27, 1994
Part II. Other Information
Item 1. Legal Proceedings

The City of New York notified the Company on January 11, 1993 that it intends to bring suit against the Company under the Federal Resource Conservation and Recovery Act (RCRA) seeking remediation of contamination at a former coal gasification plant site located in the Coney Island section of Brooklyn, New York and operated by a predecessor to the Company and also seeking recovery of response costs under the Federal Comprehensive Environmental Response, Compensation and Liability Act, as amended. The City has not yet initiated suit against the Company with respect to this site and has indicated that it would prefer to enter into a consensual settlement in lieu of litigation. The Company has met with the City on several occasions to discuss this matter.

During the summer of 1993, a pollution incident occurred at the above site due to seepage of oil into Coney Island Creek from a bulkhead and/or bank. The Company notified governmental agencies and took appropriate response actions. The U.S. Coast Guard has taken lead agency responsibility regarding the incident, and the Company is working with the Coast Guard to determine the source of the seepage and to contain any future seepage.

Long-term site management studies are ongoing and an interim response measure to address oil seepage has been submitted to the Coast Guard. The Company currently anticipates that the cost of investigation and containment of the oil seepage will not be material. It is not known, however, what impact the oil seepage investigation will have on the City's threatened RCRA action or long-term site management. Further, until completion of the overall long-term site management studies, the Company will be unable to determine whether remediation will be required at the site and, if so, what the appropriate scope and cost of such remediation will be.

On February 26, 1993, the Company received a letter from the Department of Environmental Conservation requesting a preliminary investigation of a release of potentially hazardous substances at a Company facility on Staten Island. This facility is contiguous to one of the Company's former manufactured gas plants. The preliminary investigation has been completed and an initial report has been provided to the DEC. The DEC has requested that the Company conduct additional investigations, and the Company is complying with this request. The Company is unable, however, to determine at this time what remediation, if any, will be required.

The Company has recorded an estimated liability of $4.1 million based on commitments for investigation and probable response costs, and has petitioned the PSC for deferral and recovery of all related costs and any future costs to be incurred at these and any other sites.

Item 6. Exhibits and Reports on Form 8-K

(a)  Exhibits
     (11)  Statement re computation of per share earnings.
     (15)  Letter re unaudited interim financial information.
     (24)  Consents of experts and counsel.

(b)  Reports on Form 8-K

There were no reports filed on Form 8-K for the quarter ended March 31, 1994.
         THE BROOKLYN UNION GAS COMPANY AND SUBSIDIARIES

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                THE BROOKLYN UNION GAS COMPANY
                                        (Registrant)








Date   May 12, 1994                s/V. D. Enright
                              V.D. Enright
                              Senior Vice President and
                              Chief Financial Officer






Date   May 12, 1994                 s/R. M. Desmond
                              R.M. Desmond
                              Vice President, Comptroller and
                              Chief Accounting Officer

                         EXHIBIT INDEX


                                                            Page


(11)  Statement re computation of per share earnings.         3

(15)  Letter re unaudited interim financial information.     12

(24)  Consents of experts and counsel.                       17







May 9, 1994

The Brooklyn Union Gas Company
One MetroTech Center
Brooklyn, New York 11201

Gentlemen:

We are aware that The Brooklyn Union Gas Company has incorporated by reference in its previously filed Registration Statements No. 33-66182, No. 33-61283 and No. 33-51561, its Form 10-Q for the
quarter ended March 31, 1994, which includes our report dated April 27, 1994 covering the unaudited interim financial information contained therein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statements prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,



ARTHUR ANDERSEN & CO.